CASTWELL PRECAST CORPORATION

5641 South Magic Drive
Murray, Utah 84107

January 25, 2008

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Castwell Precast Corporation / SB-2 Registration Statement
SEC File No. 333-144620

Dear Ms. Long:

Castwell Precast Corporation (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective on Wednesday, February 6, 2008 at 12:00 p.m. Eastern Time, or as soon thereafter as practicable.

This letter will also confirm that in responding to comments from the staff of the Securities and Exchange Commission (the “Commission”), the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or require any additional information, please telephone the undersigned at (801) 599-5443 or Mark N. Schneider, counsel to the Company at (801) 263-3576.

Sincerely,

Castwell Precast Corporation

/s/ Jason T. Haislip

Jason T. Haislip
President and Treasurer

cc:	Dorine H. Miller, U.S. Securities and Exchange Commission (Via Fax)
Gary Bowen, Utah Securities Division (Via Fax)
Mark N. Schneider, Esq.